VIA EDGAR Ms. Mary Cascio Special Counsel United States Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Washington, D.C. 20549 United States of America	Allen & Overy LLP One Bishops Square London E1 6AD United Kingdom Tel +44 (0)20 3088 0000 Fax +44 (0)20 3088 0088

Our ref SD/0106463-0000007 ICM:27877004.2

July 26, 2017

Dear Ms. Cascio

Registration Statement under Schedule B

File No. 333-216978

Filed March 28, 2017

Form 18-K for Fiscal Year Ended March 31, 2016

Filed December 5, 2016

File No. 033-85866

On behalf of the Republic of South Africa (the “Republic”), we are transmitting herewith Amendment No. 1 (the “Amendment”) to the Republic’s Annual Report on Form 18-K for Fiscal Year Ended March 31, 2016 originally filed by the Republic with the Securities and Exchange Commission (the “Commission”) on December 5, 2016 (the “Annual Report”). In this letter, we respond on behalf of the Republic to the comments of the staff of the Commission (the “Staff”) contained in the Staff’s letter dated April 21, 2017. The numbered paragraphs below correspond to the numbered comments in that letter and the Staff’s comments are presented in bold.

Registration Statement under Schedule B

Incorporation of Certain Documents by Reference, page 3

1.                            You indicate that any Form 18-K will be incorporated by reference into the prospectus and “will supersede and replace any prior Form 18-K.”  You then define the term “Annual Report” to be any Form 18-K incorporated into the prospectus and not superseded or replaced by operation of the preceding terms of the paragraph.  Please revise this paragraph to clarify these statements, which seem to be contradictory.

We acknowledge the Staff’s comment; however, on our reading, the statement “the term ‘Annual Report’ will refer to any Form 18-K incorporated in this prospectus not superseded or replaced by operation of the preceding sentence” is intended to clarify that references in the Republic’s registration statement on Schedule B (the “Registration Statement”) to the “Annual Report” are to the Republic’s most recently filed Annual Report on Form 18-K (as amended) and not to any previously filed annual reports which are otherwise incorporated by reference in the Registration Statement.

On this basis, we respectfully submit that these statements are not contradictory and we therefore do not propose to amend the Registration Statement at this time.

Form 18-K, Exhibit 99.E

General

2.                            Please update all statistics and information in the registration statement and incorporated documents to provide the most recent data.  For example, we note that SARB and StatsSA have published some data through the fourth quarter of 2016 or as of a more recent date.

The Summary Information table on pages 3 and 4 of Exhibit 99.E of the Annual Report has been updated by the Republic and disclosed on pages 1 through 3 of Exhibit 99.D of the Amendment. In addition, the Republic in the Amendment has incorporated by reference the Budget Review 2017, dated February 22, 2017, published by the National Treasury of the Republic, and Quarterly Bulletin No. 284, dated June 2017, published by the South African Reserve Bank.

3.                            Please disclose the recent political turmoil in South Africa, and include a discussion of the recent downgrading of South Africa’s credit rating on its foreign-currency denominated debt and any other downgrades.

The Republic has added the requested disclosure on pages 3, 4, 6 and 7 of Exhibit 99.D of the Amendment.

Summary Information, page 3

4.                            Here and throughout, please expand the footnote disclosure to explain further how you seasonally adjusted and annualized information in the annual report.

The Republic has provided a description of the methodology it uses to seasonally adjust and annualise information on page 1 of Exhibit 99.D of the Amendment. This description will be included in the subsequent updates to Exhibit 99.E of the Republic’s Annual Report under a new heading entitled “A Note on Seasonally Adjusted and Annualised Information”.

Public Enterprises, page 117

5.                            We note your disclosure of what each entity is throughout the annual report, except Denel and SA Express. Please provide a brief explanation.  Also, please present net income or net loss for each of the enterprises.

The Republic has added the requested disclosure on pages 4 and 5 of Exhibit 99.D of the Amendment.

Tables and Supplementary Information, page 131

6.                            Please provide this disclosure as of a more recent date.

The Republic has added the requested disclosure on pages 7 through 12 of Exhibit 99.D of the Amendment.

* * *

Please feel free to contact me at +44 (0)20 3088 3187 if the Staff has any additional questions or comments.

Yours sincerely,

/s/ Sachin A. Davé

Sachin A. Davé

Partner

Copy             Thembi Mda, National Treasury, Republic of South Africa

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